NEWS RELEASE

EMX Announces an Acquisition Agreement for New Royalties with Franco-Nevada

Vancouver, British Columbia, August 1, 2023 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce the execution of a binding term sheet with Franco-Nevada Corporation ("Franco-Nevada") for the joint acquisition of newly created precious metals and copper royalties sourced by EMX (the "Agreement"). Franco-Nevada will contribute 55% (up to US$5.5 million) and EMX will contribute 45% (up to US$4.5 million) towards the royalty acquisitions, with the resulting royalty interests equally split (i.e. 50/50). The initial term is for three years from the signing date, or until the maximum contributions totaling US$10 million from both companies have been met, and may be extended if mutually agreed by both companies.

EMX and Franco-Nevada believe that royalty financing capital is sorely needed in an exploration sector where equity capital is difficult to source.  The Agreement allows EMX to direct a large amount of capital towards the royalty generation aspect of its business model, and Franco-Nevada to participate in exploration stage royalty financing opportunities identified by EMX. Franco-Nevada is already an EMX shareholder (6.1% fully diluted), having made a $10 million private placement to facilitate the Company's purchase of additional royalty interests in the Caserones copper (molybdenum) mine in Chile last year (see EMX news release dated April 14, 2022). In parallel with EMX's royalty acquisition, Franco-Nevada also purchased a royalty interest in Caserones.

Commercial Terms Overview. Pursuant to the terms of the Agreement dated June 27, 2023, EMX will source newly created precious metals royalties ("Precious Metals Royalties") and/or copper royalties ("Copper Royalties", and together with Precious Metals Royalties, "Royalties" and each a "Royalty") exclusively for the benefit of EMX and Franco-Nevada (jointly the "Parties"). The Royalties will be for all minerals from mining projects having primary economic metal(s) that are precious metals or copper, but the Agreement will not apply to the purchase of existing third-party royalty interests or exploration lands.

The material Agreement terms are (all dollar amounts are in U.S. dollars (USD)):

  Franco-Nevada will contribute 55% and EMX will contribute 45% of the purchase price of all Royalties, with such Royalties being equally split (i.e. 50/50) between each Party. Franco-Nevada will commit up to $5.5 million and EMX will commit up to $4.5 million for the acquisition of Royalties, totaling $10 million from both Parties (the "Capital Commitment").

  To illustrate the above, for a new 1% Royalty with a $1 million dollar purchase price, Franco-Nevada would contribute $550 thousand and EMX would contribute $450 thousand, with each Party receiving a 0.5% Royalty.

  EMX will be responsible for managing all Royalty transaction sourcing, asset analysis, due diligence review, contract negotiations and other related activities in connection with the acquisition of Royalties.

  The Agreement will expire upon the earlier of: (i) the contribution of the full Capital Commitment; or (ii) the date that is three years after the execution of the Agreement (the "Initial Term"), subject to extension upon mutual agreement of the Parties.

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Discussion. The Agreement with Franco-Nevada is expected to accelerate the growth of the Company's royalty portfolio by allowing EMX to direct a larger amount of capital towards new royalty acquisitions through exploration royalty financing or other entrepreneurial means. EMX's assets currently include over 250 exploration and early stage royalty generation projects, in addition to six producing and eleven advanced royalty properties. The Company has active programs and important assets in North America (the western U.S., Canada, and Mexico), South America (Chile, Peru, and Argentina), Europe (Fennoscandia, Serbia and the other Balkans), western Asia (Turkey), Africa (Morocco and Botswana), and Australia. From these countries and regions, the Company manages its portfolio utilizing in-country or in-region exploration teams, consultants, and advisers. EMX's search for new royalty opportunities will be led in the western hemisphere by Chief Geologist, Dr. David Johnson, in the eastern hemisphere by General Manager of Exploration, Dr. Eric Jensen, and globally by General Manager of Corporate Development, Thomas Mair.

The precious metals and copper focused search for new royalties leverages EMX's experience in assessing opportunities for these commodities. The Company's portfolio is principally comprised of gold (59%) and copper (21%) assets, with battery (e.g., cobalt, nickel, etc.) and other metals (e.g., lead, zinc, etc.) accounting for the remaining 20%. The Company's current portfolio provides a strong base from which to source new royalties for both companies.

EMX is well positioned to source new royalty opportunities under the Agreement. In particular, the EMX - Franco-Nevada initiative well-suited for the acquisition of new royalties from companies that have promising precious metals or copper projects, but are confronted by the current challenging environment for exploration funding. Interested third parties are encouraged to see www.EMXroyalty.com for more information regarding key management contacts, as well as the Company's portfolio and business strategy.

Qualified Person. Michael P. Sheehan, CPG, a Qualified Person as defined by National Instrument 43-101 and employee of the Company, has reviewed, verified and approved the disclosure of the technical information contained in this news release.

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

About Franco-Nevada. Franco-Nevada Corporation is the leading gold-focused royalty and streaming company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to cost inflation. Franco-Nevada uses its free cash flow to expand its portfolio and pay dividends. It trades under the symbol FNV on both the Toronto and New York stock exchanges.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

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Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential"  and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the quarter ended March 31, 2023 (the "MD&A"), and the most recently filed Annual Information Form ("AIF") for the year ended December 31, 2022, actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedarplus.ca and on the SEC's EDGAR website at www.sec.gov.

Suite 501 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com